

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2022

Kinney L. McGraw
Chief Executive Officer
Midnight Gaming Corporation
1900 E. Golf Road
Suite 950
Schaumburg, Illinois 60173

>   **Re: Midnight Gaming Corporation**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted February 9, 2022**
>   **CIK No. 0001692780**

Dear Mr. McGraw:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 2 to Draft Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   Your Report of Independent Registered Public Accounting Firm must indicate the city and state where issued. Refer to Rule 2-02 of Regulation S-X. Please have your auditor revise its report.

Financial Statements for the Nine Months Ended September 30, 2021, page F-11

2.   Please designate your Statement of Operations, your Statement of Changes in Stockholders Equity, and your Statement of Cash Flows as unaudited for the periods ended September 30, 2021 and September 30, 2020. Please also remove the unaudited

reference to your balance sheet as of December 31, 2020.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology